Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2008 (1)	2009 (1)

Net Income	$359	$267
Equity in earnings of unconsolidated affiliates	(46)	(8)
Income taxes	212	129
Capitalized interest	(10)	(5)
	515	383

Fixed charges, as defined:

Interest	448	482
Capitalized interest	10	5
Interest component of rentals charged to operating expense	11	8
Total fixed charges	469	495

Earnings, as defined	984	878

Ratio of earnings to fixed charges	2.10	1.77
________
(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2008 and 2009 is interest expense of $8 million and interest income of $3 million, respectively, which is included in income tax expense.